

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-Mail
Patrick J. Dooley
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036

Re: Steinway Musical Instruments, Inc.
Schedule TO-C filed August 16, 2013
Schedule TO-T filed August 21, 2013
Filed by Paulson & Co. et al
File No. 5-46651

Dear Mr. Dooley:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A) - Offer to Purchase

The Tender Offer; Terms of the Offer, page 3

1. We note the disclosure that if the offer closes, you can accomplish the merger without a vote of shareholders pursuant to Section 251(h) of the DGCL. However, you also have the right to exercise a Top-Up Option after the offer closes and effect a merger under Section 253 of the DGCL. Disclose which option you intend to pursue if you receive less than 90% of the outstanding shares of Steinway in the offer.

2. See our last comment above. Explain how, if any, these different options for effecting the squeeze out of Steinway shares not tendered in the offer affect the rights of remaining

minority shareholders, including any differences with respect to how appraisal rights are perfected.

3. Here or where appropriate in the offer materials, provide more specifics about the exercise of appraisal rights, including when you or Steinway will provide the additional notice describing those rights under DGCL and the time involved in perfecting them.

Source and Amount of Funds, page 14

4. Refer to the last paragraph in this section on page 18. While you may include appropriate qualifying language about the nature of a summary generally, it is inappropriate to state that the information you provide about the Debt Commitment Letter "does not purport to be complete." Please revise.

Merger Agreement, page 20

5. See our last comment above. Make the same revisions to the comparable language in the first paragraph of this section on page 20.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

•   They are responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions